Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

May 3, 2012

Ms. Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	CIS Acquisition Ltd. Registration Statement on Form F-1 Filed March 20, 2012 File No. 333-180224

Dear Ms. Nguyen:

On behalf of our client, CIS Acquisition Ltd., a British Virgin Islands corporation (the “Company”), we hereby provide responses to comments issued in a letter dated April 16, 2012 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (File No. 333-180224) (the “Registration Statement”) and addressed to Mr. Danilitskiy. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement (the “Amended F-1”) reflecting the responses of the Company.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the Amended F-1.

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A limited liability partnership including professional corporations

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 3, 2012 Page 2

General

1.	Please note that we have referred this filing to the Division of Trading & Markets. They may have additional comments at a later date.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment.

2.	We note that you have applied to list your securities on NASDAQ Capital Markets. Please tell us how your structure meets NASDAQ listing standards. We note, in particular, that your structure permits you to use amounts from the trust account to purchase up to 15% of the units or the underlying callable Series A Shares sold in this offering. Please explain how this satisfies the NASDAQ requirement that 90% of the gross proceeds must be deposited in a trust account. Please also provide us with the contact information of your NASDAQ listing qualification contact and any documentation that you have received from NASDAQ.

COMPANY RESPONSE: The Company is in the process of applying to list its securities on NASDAQ Capital Markets. It will discuss the satisfaction of the Company’s structure with NASDAQ listing standards with the NASDAQ staff and will respond to the Staff’s comment once a determination is reached.

3.	We note you have relied upon various publications, reports, and forecasts from third-party sources for data. Please provide us with the relevant portions of the materials you cite. If any such reports were commissioned by you for use with the registration statement, please also provide consents of such third parties as exhibits to your registration statement pursuant to Rule 436 of the Securities Act or tell us why you believe you are not required to do so.

COMPANY RESPONSE: All of the information cited in the registration statement has been gathered from publicly available information. We are providing to you, by mail, copies of the relevant materials.

Prospectus Cover Page

4.	We note disclosure in the second sentence of the fifth paragraph that you have applied to list your “units, ordinary shares and redeemable warrants” on the NASDAQ Capital Markets. Elsewhere you state that you have applied to list your “units, Callable Series A Shares and redeemable warrants.” Please revise for consistency.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on the cover page and pages 134-135 of the Amended F-1.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 3, 2012 Page 3

Prospectus Summary, page 2

5.	In one of your introductory paragraphs, please revise to state that you have no revenues to date and that you will not generate revenues, at the earliest (if any), until after the consummation of the business combination.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 2 of the Amended F-1.

6.	We note that you intend to focus primarily on acquisitions of “middle market” companies. Please define middle market and disclose the criteria that you will use to identify the “middle market” companies.

COMPANY RESPONSE: The Company considers middle market companies to be businesses that have reached a scale of at least $150 million of revenue and at least $20 million of earnings before interest, taxes, depreciation and amortization. Changes in response to the Staff’s comment have been made on pages 2, 34, 35, 41, 77, 83 and 85 of the Amended F-1.

7.	We note that you have set your redemption threshold at 92.5%. Please revise your summary section to state whether you may lower the redemption threshold.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 8 of the Amended F-1. Other than as stated on page 8, the Company cannot lower the redemption threshold.

Management Expertise, page 2

8.	As you have highlighted your management’s experience in the prospectus summary, please balance the disclosure in this subsection by disclosing that management’s prior experience is not a guarantee of a successful initial business combination and that your management team is not required to devote any significant amount of time to your business and that they are concurrently involved in other businesses.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 3 and 78 of the Amended F-1.

9.	With a review towards revised disclosure, please tell us whether any member of your management team has experience identifying businesses in similar acquisition transactions.

COMPANY RESPONSE: Each member of the Company’s management team, which is comprised of Anatoly Danilitskiy, Kyle Shostak, Taras Vazhnov, Levan Vasadze and David Ansell, has experience identifying and acquiring or financing businesses of similar scale as the middle-market companies that the Company will target. The Company’s management does not, however, have prior blank check company experience. Changes in response to the Staff’s comment have been made on pages 3 and 78 of the Amended F-1.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 3, 2012 Page 4

10.	We note terms and phrases, such as “proven” and “highly regarded entrepreneur and financier among the Russian business elite” used to describe your officers and directors in relation to their expertise throughout the prospectus. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 2 and 77 of the Amended F-1.

11.	Please remove the ticker symbol from the last paragraph of this subsection. Please similarly revise page 73 and the biography of Anatoly Danilitskiy on page 104.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 2, 77 and 109 of the Amended F-1.

Business Objective, page 3

12.	Please revise to balance the last sentence of the paragraph by clarifying that you cannot provide any assurance that a transaction will be consummated.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 3 and 78 of the Amended F-1.

Business Philosophy, page 3

13.	Please explain what you mean when you state that you “may also seek to leverage...cash flow in order to enhance shareholder value.”

COMPANY RESPONSE: The Company has advised us that it may seek to leverage cash flow from a target business by obtaining external sources of financing, such as a credit line secured against such cash flow, in order to enhance shareholder value in the post-acquisition company. Changes in response to the Staff’s comment have been made on pages 3 and 78 of the Amended F-1.

14.	Please explain industry terms or jargon after the initial instance that they are used in the prospectus. In this regard, please define “FMCG” and “HoReCa.”

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 3 and 78 of the Amended F-1 to remove such terms.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 3, 2012 Page 5

Opportunities in Russia and Eastern Europe, page 3

15.	As you have provided a summary of the positive attributes of entering into a business combination with a business or businesses in Russia or Eastern Europe, please revise this section to provide balancing disclosure regarding entering into such emerging markets. Alternatively, revise to remove such disclosure from the summary section. We note that the disclosure here is substantially similar to the disclosure on pages 74-75.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made under the heading “Potential Disadvantages” on pages 5 and 80 of the Amended F-1.

16.	Please revise the first sentence of the fourth paragraph to clarify such statement as a belief of management.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 4 and 79 of the Amended F-1.

Conflicts of Interest, page 7

17.	We note your disclosure in the first paragraph on page 8 that your executive officers and directors will not commit their full time to your affairs and may in the future become involved with other blank check companies similar to you. Please revise by quantifying the amount of time that you expect your management team to devote to you on a weekly and monthly basis.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 9, 36, 99 and 116 of the Amended F-1 to indicate that each of the Company’s executive officers intends to dedicate approximately 20% of their time to the affairs of the Company.

The Offering, page 9

Warrants purchased through private placement, page 11

18.	We note disclosure on page 124 which states that the placement warrants may be exercised on a cash or cashless basis after consummation of an acquisition transaction or post-acquisition tender offer, as the case may be, even if there is not an effective registration statement relating to the shares underlying the warrants. Please revise to state such here.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 12 of the Amended F-1.

Limited payments to insiders, page 12

19.	Please revise the third bullet point by disclosing that there are no limitations on the types of expenses for which your officers, directors, or their respective affiliates may seek reimbursement. We note in this regard your disclosure in the first paragraph on page 59.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 14 of the Amended F-1.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 3, 2012 Page 6

Redemption rights for our public shareholders in connection with our initial, page 15

20.	We note disclosure on page 122 which states that neither you nor any target business is required to seek any public shareholder to elect to convert their callable Series A Shares into Series C Shares. Please revise to explain how you intend to seek conversion of your Series A Shares into Series C Shares held by your accredited investors and disclose whether such accredited investors will receive additional disclosure with regards to the Series C Shares. In your revised disclosure, please explain how you will determine who you may solicit.

COMPANY RESPONSE: The Company will contact the accredited investors to seek conversion of the Series A Shares through contacts that investment bankers or other service providers that it engages have. It is not anticipated that such accredited investors will receive any information greater than that released to the public unless such accredited investors sign a non-trading and non-disclosure agreement with the Company. The Company will determine who it can solicit by examining a non-objecting beneficial owner list and public filings relating to beneficial ownership in order to determine the stockholders who own greater than 5% of its ordinary shares. Changes in response to the Staff’s comment have been made on pages 7, 17, 71 and 91.

21.	Please revise this section or another appropriate section in the summary to include any estimates of the amount of working capital, taxes and expenses that will be payable out of interest to be released to you from the trust account or advise.

COMPANY RESPONSE: Per the Staff’s comment, the Company has estimated that the amount of interest it will earn on the trust account will be approximately $13,000 and $16,000 at current interest rates, and will therefore not be a significant source of working capital for it. Because this amount is expected to be negligable and immaterial, it has not been included in any estimates for future expenses, working capital or taxable income. Changes in response to the Staff’s comment have been made on pages 1, 8, 13, 21, 60, 65, 67, 74 and 133 of the Amended F-1.

Risk Factors, page 21

22.	We note that you have applied for listing on the NASDAQ Capital Market. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, please revise this risk factor to disclose this reliance and describe the corporate governance matters affected.

COMPANY RESPONSE: The Company intends to adopt corporate governance practices consistent with those of U.S. domestic companies under the listing standards of NASDAQ, except that it intends to follow “home country practice” and utilitize the exemption under NASDAQ Listing Rule 5615 to the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval of a business combination. Accordingly, changes in response to Staff’s comment have been made to page 40 of the Amended F-1 to provide additional risk factor disclosure.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 3, 2012 Page 7

We are a recently formed development stage company, page 21

23.	Please revise the risk factor heading and risk factor to clarify that you are a blank check company in the development stage.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 23 of the Amended F-1.

Under British Virgin Islands law, the requirements and restrictions, page 22

24.	In order to effectuate a business combination, we note that blank check companies have, in the recent past, amended various provisions of their governing charter documents. Please revise this risk factor or include a new risk factor highlighting such risks.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 25 of the Amended F-1.

Because we are incorporated under the laws, page 29

25.	Here or in your disclosure under “Enforceability of Civil Liabilities, page 53,” please make clear the common law doctrine of obligation.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 32 and 56 of the Amended F-1.

Your only opportunity to evaluate and affect the investment decision, page 30

26.	Please revise to clarify that your shareholders will not be afforded an opportunity to vote on your proposed business combination unless such vote is required by law or NASDAQ.

COMPANY RESPONSE: Change in response to the Staff’s comment have been made on page 33 of the Amended F-1.

Our outstanding warrants may adversely affect the market price, page 39

27.	We note disclosure on the prospectus cover page and throughout where you refer to the warrants that are not placement warrants as “redeemable warrants.” Please revise for consistency. Also clarify here that the placement warrants may be exercised on a cash or cashless basis.

COMPANY RESPONSE: Change in response to the Staff’s comment have been made on page 42 of the Amended F-1.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 3, 2012 Page 8

Our directors may not be considered “independent,” page 43

28.	We note disclosure stating that there is no limit on the amount of out-of-pocket expenses that may be incurred. Please revise to disclose whether there are any limits to the amount of expenses that could be reimbursed.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 46 of the Amended F-1.

The legal system in Russia and other countries in which we may operate, page 45

29.	Please revise this risk factor and the related risk factors where you solely discuss the risks of acquiring a business in Russia to include a discussion of any risks pertaining to operating in Ukraine, Belarus, and Kazakhstan.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to the Risk Factor section of the Amended F-1 to include a discussion of Eastern European countries, as applicable.

Restrictions on foreign ownership imposed by Russian legislation, page 47

30.	Please revise your discussion to make clear what are “strategically important” businesses. Also, please state whether there are any restrictions on other types of businesses.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 50 of the Amended F-1.

Shareholder liability under Russian legislation could cause us to become liable, page 51

31.	Please make clear whether individual shareholders may be held liable for damages above the amount of their shareholdings.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 55 of the Amended F-1 to clarify that the liability of shareholders who do not have a controlling interest in our company is limited to their investment.

Enforceability of Civil Liabilities, page 53

32.	Please ensure that you discuss all material jurisdictions as per Rule 101(g) of Regulation S-K. We note your references to Russia and Eastern Europe and your inclusion of the risk “Any U.S. or other foreign judgments that may be obtained...” on page 46.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 56-57 of the Amended F-1.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 3, 2012 Page 9

Use of Proceeds, page 55

33.	Please revise footnote (4) to the use of proceeds table by including an estimate of the interest to be earned on the trust account through your 18-month duration (or 21 months pursuant to the automatic period extension).

COMPANY RESPONSE: Please see our response to Comment 21 above.

Proposed Business, page 73

Opportunities in Russia and Eastern Europe, page 74

34.	Please balance your disclosure in this section by discussing in detail the risks inherent in acquiring and operating a business in Russia, Ukraine, Belarus, and Kazakhstan. We note in this regard your risk factor disclosure beginning on page 44, including disclosure of the risks associated with emerging markets, political and governmental instability, infrastructure, uncertainties in legal systems, concerns with bribery and corruption, and restrictions on foreign ownership. Please also discuss how you anticipate these risks might influence your efforts to identify and acquire a potential acquisition target.

COMPANY RESPONSE: Please refer to the response to Staff Comment 15 above.

35.	Please provide brief overview of each of the industries identified in the fourth bullet point under “Business Philosophy,” including a discussion of any features unique to these industries and whether there are any restrictions on foreign ownership in these industries in Russia or Eastern Europe. In this regard, we note your risk factors regarding Russia beginning on page 44.

COMPANY RESPONSE: Changes have been made in response to Staff’s comment to remove the industries indicated in the fourth bullet point under “Business Philosophy” from pages 3 and 78 of the Amended F-1.

36.	Refer to the fifth full paragraph on page 75. Please explain what you mean by “the opportunities represent a better comparable value proposition on the backdrop of what is sometimes a complicated financial and legal environment.”

COMPANY RESPONSE: The above-referenced sentence is intended to convey that a greater investment risk profile will result in a higher expected rate of return. Changes have been made to clarify this on pages 5 and 79-80 of the Amended F-1.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 3, 2012 Page 10

Shareholder Redemption Rights, page 85

37.	Please revise the cross-reference in the third full paragraph on page 87 to clarify, if true, that the methodologies you contemplate are those discussed in the first full paragraph on page 89.

COMPANY RESPONSE: The duplicative disclosure and cross-reference referenced in the Staff’s comment has been removed from page 92 of the Amended F-1. The full discussion of the basis for selecting one form of redemption rights over another is included on page 93 of the Amended F-1.

Amended and Restated Memorandum and Articles of Association, page 91

38.	Refer to the first paragraph on page 94. You state that your Amended and Restated Memorandum and Articles of Association only provide shareholders with redemption rights in connection with an acquisition transaction. You also state that there is no assurance that redemption rights will be granted in connection with a vote on other amendments. Please clarify under what circumstances shareholders may have redemption rights other than in connection with an acquisition transaction and describe what differences are contemplated in these redemption rights compared to the redemption rights in connection with an acquisition.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 25 and 98 of the Amended F-1 to clarify that redemption rights will only be granted in connection with an acquisition transaction.

Specific Potential Conflicts, page 111

39.	We note that your officers and directors are free to become involved in other blank check companies. Please revise to clarify whether any of your officers or directors were affiliates with companies with a similar business plan as yours.

COMPANY RESPONSE: Please see our response to Comment 9 above. Because no member of the Company’s management has prior “blank check” company experience we have revised the disclosure under the heading “—Conflicts of Interest—General” on page 115 of the Amended F-1.

Principal Shareholders, page 113

40.	Please state the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States. See Item 7.A.2 of Form 20-F.

COMPANY RESPONSE: The number of record holders in the United States and corresponding percentage of outstanding securities is disclosed in the sections entitled “Description of Securities – Ordinary Shares,” “Description of Securities – Founders’ Shares” and “Description of Securities – Placement Warrants” on pages 126, 128 and 132 of the Amended F-1, respectively. Changes in response to Staff’s comments have been made on page 119 of the Amended F-1 in the section entitled “Principal Shareholders” to provide comparable disclosure.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 3, 2012 Page 11

Series C Shares, page 122

41.	Please clarify here and throughout that the Series C Shares are not offered and will not be registered on this registration statement.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 1, 7, 18, 71, 91 and 129 of the Amended F-1.

Taxation, page 137

British Virgin Islands Taxation, page 137

42.	The discussion in this section appears to include legal conclusions. To the extent this discussion was prepared by counsel, please include a consent and name counsel.

COMPANY RESPONSE: A draft B.V.I. tax opinion has been filed as Exhibit 8.2 to the Registration Statement. An executed opinion will be filed when the Registration Statement is finalized. Changes in response to the Staff’s comments have been made on pages 144, 161 and II-2 of the Amended F-1.

U.S. Federal Income Taxation, page 137

43.	The discussion of tax consequences appears material to an investor. Please file an opinion of counsel in accordance with Item 601(b)(8) of Regulation S-K. Also revise to clarify that you have included a discussion of the material tax consequences and not merely a “summary.”

COMPANY RESPONSE: A draft U.S. tax opinion has been filed as Exhibit 8.1 to the Registration Statement. An executed opinion will be filed when the Registration Statement is finalized. Changes in response to the Staff’s comments have been made on pages 144 and 145 of the Amended F-1.

Consolidated Financial Statements

44.	On page F-7, you indicate that you selected December 31 as your fiscal year end. As such, please revise your filing to include your December 31, 2011 financial statements. For guidance, please refer to Rule 8-02 of Regulation S-X. Please note that you may continue to include the February 17, 2012 financial statements in your filing.

COMPANY RESPONSE: The Company has selected October 31 as its fiscal year end. Changes in response to the Staff’s comment have been made on page F-7 of the Amended F-1.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission May 3, 2012 Page 12

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP